Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statement

December 31, 2025

Contents

Letter of Oath or Affirmation

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Notes to the Financial Statement   3-7

Report of Independent Registered Public Accounting Firm

[PLACEHOLDER]

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	73,936
Due from affiliates		108,812
Prepaid expenses		21,935
Right of use assets, net		29,489
Property and equipment, net		32,186
Rent Deposits		11,795
Total assets	**$**	**278,153**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	22,745
Due to affiliates		1,155
Lease liabilities		42,449
Total liabilities		66,349
Commitments and Contingencies		
Member's Equity		211,804
Total Liabilities and Members' Equity	**$**	**278,153**

The accompanying notes are an integral part of this financial statement.

Triton Pacific Securities, LLC

Notes to the Financial Statement

Note 1 – Organization and Nature of Business

Triton Pacific Securities, LLC (the "Company") was organized in Delaware as a Limited Liability Company on January 6, 2006 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

The Company engages in the private placement of securities as a broker-dealer, in addition to conducting merger and acquisition advisory services.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company follows accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates and Assumptions - The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement and the reported amounts of revenues and expenses during the reporting period. The Company's significant estimates include its allowance for credit losses. Actual results could differ from those estimates.

Commissions receivable and allowance for credit losses - Commissions receivable consist of unconditional amounts due for services rendered and are reported at amortized cost. All receivables are uncollateralized.

The Company has no historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary as of December 31, 2025.

Property and equipment – Property and equipment are stated at cost, net of depreciation. Expenditures for repairs and maintenance which do not improve or extend the useful lives of assets are charged to expense. Depreciation of property and equipment is calculated using the straight line method based on the estimated useful life of the assets, ranging from three to seven years. Depreciation of leasehold improvements is over the term of the initial lease term.

Commissions payable – Commissions payable balances consist of commissions specifically related to commissions receivable, and will be paid upon receipt of these receivables.

Note 2 – Significant Accounting Policies, Continued

Income Taxes - The Company, with consent of its members, has elected to be a Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in this financial statement.

GAAP provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its federal and state organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. federal and state tax authorities, generally for three years after the tax returns are filed.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two non-cancelable operating leases for office space and equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rates are the implicit rates if it is readily determinable or otherwise the Company uses its internal, affiliate to affiliate, borrowing rates. The implicit rate of our leases are not readily determinable and accordingly, we use our internal borrowing rate based on the information available at the commencement date for all leases. The Company's internal borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment from an affiliate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with our short-term leases on a straight-line basis over the lease term.

Recently Adopted Accounting Pronouncement - In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. As previously disclosed, the Company adopted this standard effective January 1, 2024.

Note 3 – Property and Equipment

Property and equipment consisted of the following as of December 31, 2025:

	Amount
Furniture and equipment	$ 66,223
Leasehold improvements	2,763
	68,986
Less: accumulated depreciation	(36,800)
	$ 32,186

Triton Pacific Securities, LLC

Notes to the Financial Statement

Note 4 – Leases

The Company has obligations as a lessee for office space and equipment with initial non-cancelable terms in excess of one year. The Company has elected the practical expedient to account for the non-lease components for all asset classes. Payments due under the lease contracts include fixed payments and an annual escalator on base rent.

Total lease cost represents operating lease cost and variable lease cost, as the Company did not have finance or short-term leases during the year ended December 31, 2025.

Amounts reported in the Statement of Financial Condition as of December 31, 2025 are as follows:

Operating leases:	
Operating lease ROU asset	$ 29,489
Operating lease liabilities	32,549

Other information related to leases as of December 31, 2025 was as follows:

Reduction to ROU assets resulting from reductions to lease obligations:

Weighted average remaining lease term	
Operating leases	0.25 years
Weighted average discount rate	
Operating leases	5.00%

At December 31, 2025, the future minimum lease payments under the noncancelable operating lease liabilities were as follows:

Year ending December 31,	Amount
2026	32,822
Less: imputed interest	(273)
Total lease liabilities	$ 32,549

Triton Pacific Securities, LLC

Notes to the Financial Statement

Note 5 – Related Party Transactions

Certain affiliates may either pay or have paid certain expenses of the Company and receive or pay reimbursement subsequent to the transactions. A balance of $1,155 was due to certain affiliates at December 31, 2025. These balances are unsecured, non-interest bearing and are due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Company has an Expense Reimbursement Agreement with Restaurant Holdings Capital, LLC ("RHC"), an affiliate management company of the Company. Pursuant to this Expense Reimbursement Agreement, $957,324 was reimbursed to the Company for the year ended December 31, 2025, which is included in operating expenses. $108,812 of this amount was included in Due from Affiliates at December 31, 2025.

Note 6 – Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2025, the Company had net capital of $37,076, which was $32,076 in excess of its net capital requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.99 to 1.

Note 7 – Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made to the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote.

Note 8 – Subsequent Events

The Company has evaluated all subsequent events through February 18, 2026, the date this financial statement was available to be issued, and is not aware of any material subsequent events occurring during this period.